UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2019
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.

(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 64739, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

At the Annual General Meeting of Shareholders of Redhill Biopharma Ltd. (the "Company") held on June 24, 2019, all of the proposed resolutions presented were approved by the shareholders. Below are the proposals adopted:

1.	To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2019 and for an additional period until the next Annual General Meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2018;

2.	To approve the re-election of Mr. Dror Ben-Asher and Dr. Kenneth Reed to the board of directors of the Company (the "Board of Directors"), each for an additional three-year term until the annual general meeting to be held in 2022;

3.	To approve the election of Ms. Alla Felder to the Board of Directors for a three-year term until the annual general meeting to be held in 2022;

4.	To approve an amendment to the Company's Articles of Association to add Preferred Shares to the Company’s registered share capital;

5.	To approve an amendment to the Company's Articles of Association to amend staggered board structure;

6.	To approve amendments to the Company's Compensation Policy;

7.	To approve grants of options to purchase Ordinary Shares in the Company to the non-executive directors of the Company;

8.	To approve the grant of options to purchase Ordinary Shares in the Company to Mr. Dror Ben-Asher, the Company's Chairman and Chief Executive Officer;

9.	To approve the extension of options to purchase Ordinary Shares in the Company previously granted to Mr. Dror Ben-Asher, the Company’s Chief Executive Officer and Chairman of the Board of Directors; and

10.	To approve the terms of employment and the grant of options to purchase American Depositary Shares of the Company to Mr. Rick Scruggs, a Company director and the Company’s Chief Operating Officer, U.S. operations.

This Form 6-K is incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441) and on May 23, 2018 (Registration No. 333-225122) and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on February 25, 2016 (Registration No. 333-209702) and on July 23, 2018 (File No. 333-226278).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: June 24, 2019	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer